ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC
BY EDGAR
November 17, 2010
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-8626
Attn: Ms. Christina L. DiAngelo

Re:	The Korea Fund, Inc. (File Nos. 033-58941 and 811-04058)
Dear Ms. DiAngelo:
     Reference is made to a teleconference held on Friday, October 22, 2010, at 9:30 a.m., during which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) delivered comments to The Korea Fund, Inc. (the “Fund”) relating to certain Edgar filings made by the Fund on Forms NCSR, N-Q and 40-17G. This letter responds to those comments. The Staff noted that certain comments require amendments to be filed in the near term, while other comments would apply to future filings on behalf of the Fund. The responses below provide information regarding amended filings that have been made prior to filing this response and where applicable, changes that will be implemented to certain Edgar filings in the future as directed by the Staff.
1.	Comment: In reviewing the Fund’s filing history, the Staff noted that semi-annual reports are being filed on Form N-CSR. The Staff noted that semi-annual reports should be filed on Form N-CSRS.
Response:
The Fund will file its semi-annual reports on Form N-CSRS on a going forward basis.
2.	Comment:

The Staff noted that the Fund’s 2009 fidelity bond was not filed on Form 40-17G.
Response:
The Fund’s 2009 fidelity bond was filed on Form 40-17G on October 27, 2010. Exhibit 2 to the October 27, 2010 filing consists of an Action by Written Consent of the Insurance Committee. The action taken by the Insurance Committee was the extension of the Fund’s fidelity bond, directors and officers liability policy and independent directors’ liability policy from March 31, 2009 to April 30, 2009. The action of the Insurance Committee extending the fidelity bond and other insurance coverage through April 30, 2009 was approved by the full board at a meeting held on April 28, 2009, the minutes of which were included with the October 27, 2010 filing as Exhibit 3.

ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC
Securities and Exchange Commission
November 17, 2010

3.	Comment:

Regarding the Fund’s accounting report on internal controls dated June 30, 2008 filed on Form NSAR-B, the filing is missing the name and address of the Fund’s independent financial accounting firm.
Response:
An amended Form NSAR-B including the name and address of the Fund’s independent accountants was filed on October 26, 2010.
4.	Comment:

The Staff noted the requirements contained in Item 9 of Form NCSR for presenting share repurchase information in a table format with a footnote that includes the following: (a) the date the plan or program was announced; (b) the dollar amount (or share or unit amount) approved; (c) the expiration date (if any) of each plan or program; (d) each plan or program that has expired during the period covered by the table; and (e) each plan or program the registrant has determined to terminate prior to expiration, or under which the registrant does not intend to make further purchases.
Response:
Going forward, the Fund will present the share repurchase data in the format suggested in Item 9 of Form NCSR.
5.	Comment:

The Staff noted that by including the Fund’s total returns along with the benchmark returns in the Performance and Statistics section of the stockholder reports, the requirements of Form N-1A (Item 27(b)(7)(ii)(B)) are triggered thereby requiring disclosure that the returns do not include the deduction of taxes.
Response:
The Fund does not believe that Form N-1A governs disclosure for closed-end funds like the Fund. Rather, disclosure for closed-end funds is governed primarily by Form N-2, which does not have a requirement similar to Item 27(b)(7)(ii)(B) and does not otherwise require disclosure that average annual total returns “do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.” The Fund notes that the application of certain N-1A requirements to closed-end funds, as suggested by the Staff’s comment, may lead to confusion among Fund investors. For example, reference to redemption of fund shares in the context of a closed-end fund could give shareholders the impression that their shares are redeemable. Consequently, the Fund does not propose to make changes in response to this comment.

ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC
Securities and Exchange Commission
November 17, 2010

6.	Comment:

The Staff requested an explanation of the “contingent loss for securities lending” on the Statement of Assets and Liabilities. In addition, the Staff requested that the number of shares authorized be included with the par value per share in the Statement of Assets and Liabilities.
Response:
The contingent loss for securities lending listed as a liability on the Fund’s Statement of Assets and Liabilities represents the estimated loss from certain Lehman Brothers securities held in the Fund’s investment in BNY Institutional Cash Reserves Fund (“BNY Fund”) at September 12, 2008 relating to the Fund’s participation in a Securities Lending Program. In connection with this investment, BNY Mellon has agreed to support the Lehman securities at 80% of its value on September 12, 2008 so long as the Fund continues to participate in the Securities Lending Program through September 2011. The Fund has continued in the Securities Lending Program, although it reserves the right to discontinue participating at any time. The liability represents the total cost of the Lehman securities less the fair value of the security at June 30, 2010. The 80% support provided by BNY Fund is not being accounted for because the Fund has not committed to invest its securities lending collateral in the BNY Fund through September 2011.
The number of authorized shares will be disclosed on a going forward basis in the Notes to Financial Statements.
7.	Comment:

With respect to the Fund’s N-Q filings, the Staff requested the inclusion of the tax cost and unrealized appreciation (depreciation) in the Schedule of Investments.
Response: The Fund will include this information in future filings.

ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC
Securities and Exchange Commission
November 17, 2010

Tandy Representation
As requested, on behalf of the Fund, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Fund will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.
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     Please direct any questions you may have with respect to the foregoing to me (at 212-739-3369) or to Lawrence Altadonna (at 212-739-3371).
Very truly yours,
/s/ Brian S. Shlissel
Brian S. Shlissel
Managing Director

cc:	Youse Guia Thomas J. Fuccillo, Esq. Angela Borreggine, Esq. Jason E. Brown, Esq.